

May 2, 2014

Via E-mail
Peter M. Orser
President and Chief Executive Officer
Weyerhaeuser Real Estate Company
c/o Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, WA 98003

> **Re:** **Weyerhaeuser Real Estate Company**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Response dated April 21, 2014**
> **File No. 333-193251**

Dear Mr. Orser:

We have reviewed your response letter dated April 21, 2014 and have the following comments.

Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO, page 181

3. Notes to Unaudited Pro Forma Condensed Combined Balance sheet, page 188

1. We note your response to comment three in our letter dated April 10, 2014. It is unclear how the draft disclosures provided in your response letter adequately explains to investors how you calculated the $8 million adjustment to cost of home sales for the increase in capitalized interest expense related to the $35 million increase in interest expense related to the New Debt as compared to the intercompany debt. Please expand your disclosure to provide sufficient information to allow an investor to understand how this amount was calculated. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Note 19: Real Estate Impairments and Charges, page F-33

2. We note your response to comment five in our letter dated April 10, 2014. Please revise your disclosure to clarify that management is responsible for the fair value estimate of the Coyote Springs Property and considered the independent appraisal as part of their evaluation.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
     Andrew J. Pitts, Esq.
     D. Scott Bennett, Esq.
     Sandy D. McDade, Esq.